EXHIBIT 99.3

                                   ARTICLE V.
                           AMENDED AND RESTATED BYLAWS
                      OF SPAN-AMERICA MEDICAL SYSTEMS, INC.
                                FEBRUARY 4, 1997

         Section 5.1 Indemnification of Directors. The corporation shall indemnify any individual made party to a proceeding because he is or was a director of the corporation against liability incurred in the proceeding to the fullest extent permitted by law.

         Section 5.2 Advance Expenses for Directors. The corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law.

         Section 5.3 Other Employees and Agents. In addition to any indemnification required by law, the corporation may, to the extent authorized from time to time by the board of directors, grant rights of indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of this By-Law with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

         Section 5.4 Nature of Right to Indemnification. The right to indemnification conferred in this By-Law shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the corporation within 30 days after the receipt by the corporation of a statement or statements from the claimant requesting such advances from time to time; provided, however, that the payment of such expenses, incurred by a person to whom indemnification is or may be available under this By-Law, in advance of the final disposition of a proceeding shall be made only pursuant to Section 33-8-530 of [the South Carolina Business Corporation Act of 1988, as amended (the "Act")], or such successor provision as may be in effect from time to time.

         Section 5.5 Request for Indemnification; Determination of Entitlement Thereto; When Paid. To obtain indemnification under this By-Law, a claimant shall submit to the corporation written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 5.5, a determination with respect to the claimant's entitlement thereto shall be made in accordance with Section 33-8-550 of the Act, or such successor provision as may be in effect from tome to time. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

         Section 5.6 Right of Action; No Presumption. If a claim under Sections 5.1, 5.2 or 5.3 of this By-Law is not paid in full by the corporation within thirty days after a written claim pursuant to Section 5.5 of this By-Law has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim to the extent permitted by law. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the requirements of Section 33-8-530 of the Act, or any successor provision thereto that may be in effect from time to time, have been complied with) that the claimant has not met the standard of conduct which makes it permissible under the Act for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, special counsel or shareholders) to have made a determination prior

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to the  commencement  of such action  that  indemnification  of the  claimant is proper in the circumstances because he or she had met the applicable standard of conduct set forth in the Act, nor an actual determination by the corporation (including its board of directors, special counsel or shareholders) that the claimant has not met such applicable standard of conduct, shall create a presumption that the claimant has not met the applicable standard of conduct.

         Section 5.7 Binding Effect on the Corporation. If a determination shall have been made pursuant to Section 5.5 of this By-Law that the claimant is entitled to indemnification, the corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 5.6 of this By-Law.

         Section 5.8 No Challenge to Validity. The corporation shall be precluded from asserting any judicial proceeding commenced pursuant to Section
5.6 of this By-Law that the procedures and presumptions of this By-Law are not valid, binding and enforceable and shall stipulate in such proceeding that the corporation is bound by all the provisions of this By-Law.

         Section 5.9 Nonexclusivity. The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this By-Law shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the articles of incorporation, By-Laws, agreement, vote of shareholders or directors or otherwise. No repeal or modification of this By-Law shall in any way diminish or adversely affect the right of any director, officer, employee or agent of the corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

         Section 5.10 Severability. If any provision or provisions of this By-Law shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this By-Law (including, without limitation, each portion of any Section of this By-Law containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this By-Law (including, without limitation, each such portion of any Section of this By-Law containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 5.11 Notices. Any notice, request or other communication required or permitted to be given to the corporation under this By-Law shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the corporation and shall be effective only upon receipt by the Secretary.